UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TILE SHOP HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

88677Q109
(CUSIP Number)

Louise Mary Garbarino
Nabron International Inc.
2nd Floor, Le Prince de Galles
3-5 Avenue des Citronniers
 MC98000 Monaco
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Nabron International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This statement on Schedule 13D/A is filed by Nabron International Inc. (“Nabron”), Raymond Long Sing Tang (“Tang”), Jill Marie Franklin (“Franklin”), and Louise Mary Garbarino (“Garbarino” and, together with Nabron, Tang, and Franklin, sometimes referred to hereinafter as the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of common stock, par value $0.0001 per share (“Common Stock”) of Tile Shop Holdings, Inc. (the “Issuer”) held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

CUSIP NO. 88677Q109	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Raymond Long Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

CUSIP NO. 88677Q109	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Jill Marie Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

CUSIP NO. 88677Q109	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Louise Mary Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This statement on Schedule 13D/A is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D/A.

(2) Shares of Common Stock of the Issuer held by Nabron.  Tang, Franklin, and Garbarino are the members of the Board of Directors of Nabron, hold shared voting and dispositive power over the securities held by Nabron, and may be deemed to beneficially own the securities held by Nabron.

CUSIP NO. 88677Q109	Page 6 of 9 Pages

Item 1.                          Security and Issuer.

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”), as previously amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 19, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on April 12, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2013 (“Amendment No. 3”), Amendment No. 4 filed with the Commission on June 18, 2013 (“Amendment No. 4”), Amendment No. 5 filed with the Commission on July 7, 2015 (“Amendment No. 5”), Amendment No. 6 filed with the Commission on September 15, 2015 (“Amendment No. 6”), Amendment No. 7 filed with the Commission on November 12, 2015 (“Amendment No. 7”), Amendment No. 8 filed with the Commission on March 14, 2016 (“Amendment No. 8”), Amendment No. 9 filed with the Commission on June 22, 2017 (“Amendment No. 9”) and Amendment No. 10 filed with the Commission on October 18, 2017 (“Amendment No. 10”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule.  All items or responses not described herein remain as previously reported in the Initial Schedule, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10.

Item 2.                          Identity and Background.

(a)        The persons and entities filing this Amendment No. 11 to the Initial Schedule are Nabron International Inc. ("Nabron"), Raymond Long Sing Tang ("Tang"), Jill Marie Franklin ("Franklin"), and Louise Mary Garbarino ("Garbarino" and, together with  Nabron, Tang, and Franklin, the "Reporting Persons").

(b)        The address of the principal place of business of each of the Reporting Persons is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.

(c)        The principal business of Nabron is investing.  The principal occupation of Tang is investing.  The principal occupation of Franklin is investing.  The principal occupation of Garbarino is investing.

(d)        None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)        Nabron is incorporated in the Bahamas.  Tang is a citizen of the United Kingdom.  Franklin is a citizen of the United Kingdom.  Garbarino is a citizen of the United Kingdom.

CUSIP NO. 88677Q109	Page 7 of 9 Pages

Item 3.                          Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                          Purpose of Transaction.

Item 4 of the Initial Schedule, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, is hereby amended and supplemented to add the following:

On various dates from October 18, 2017 through and including January 11, 2018, Nabron sold an aggregate of 3,596,153 shares of Common Stock of the Issuer representing 5.89% of the total issued and outstanding shares of Common Stock of the Issuer, as reported in Issuer’s most recent Form 10-Q filed with the Commission on October 26, 2017.

Item 5.                          Interests in Securities of the Issuer.

(a), (b)                      The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(c)        Nabron made the following sales (and no purchases) of Common Stock during the past 60 days:

Trade Date	Number of Shares Sold	Price per Share	Where and How Transaction Effected
11/13/2017	74,321	$8.3813	Open Market Sale
11/14/2017	80,000	$8.2451	Open Market Sale
11/15/2017	80,000	$8.2189	Open Market Sale
11/16/2017	80,000	$8.3700	Open Market Sale
11/17/2017	80,000	$8.4854	Open Market Sale
11/20/2017	76,900	$8.3602	Open Market Sale
11/21/2017	80,000	$8.4859	Open Market Sale
11/22/2017	79,240	$8.5869	Open Market Sale
11/27/2017	68,501	$8.3887	Open Market Sale
11/28/2017	80,000	$8.3135	Open Market Sale
11/29/2017	80,000	$8.5213	Open Market Sale
11/30/2017	50,500	$8.4109	Open Market Sale
12/01/2017	67,700	$8.3484	Open Market Sale
12/04/2017	80,000	$8.4843	Open Market Sale
12/05/2017	30,800	$8.3601	Open Market Sale
12/06/2017	55,400	$8.4155	Open Market Sale
12/07/2017	80,000	$8.5683	Open Market Sale
12/08/2017	80,000	$9.2342	Open Market Sale
12/11/2017	80,000	$9.0440	Open Market Sale
12/12/2017	80,000	$9.0374	Open Market Sale

CUSIP NO. 88677Q109	Page 8 of 9 Pages

Trade Date	Number of Shares Sold	Price per Share	Where and How Transaction Effected
12/13/2017	80,000	$9.0619	Open Market Sale
12/14/2017	80,000	$9.0089	Open Market Sale
12/15/2017	80,000	$9.0896	Open Market Sale
12/18/2017	59,800	$9.3181	Open Market Sale
12/19/2017	80,000	$9.6929	Open Market Sale
12/20/2017	61,223	$9.5042	Open Market Sale
12/21/2017	46,000	$9.5898	Open Market Sale
12/22/2017	57,721	$9.5383	Open Market Sale
12/26/2017	28,800	$9.6145	Open Market Sale
12/27/2017	34,100	$9.5462	Open Market Sale
12/28/2017	24,300	$9.5057	Open Market Sale
01/02/2018	50,100	$9.8474	Open Market Sale
01/03/2018	42,451	$9.6230	Open Market Sale
01/04/2018	80,000	$9.6825	Open Market Sale
01/05/2018	80,000	$9.9531	Open Market Sale
01/08/2018	79,400	$10.0182	Open Market Sale
01/09/2018	72,800	$9.7677	Open Market Sale
01/10/2018	80,000	$9.8300	Open Market Sale
01/11/2018	21,270	$10.2436	Open Market Sale

(d)        None.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP NO. 88677Q109	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            January 22, 2018

For and on behalf of NABRON INTERNATIONAL INC. By: /s/ Jill Marie Franklin Jill Marie Franklin Authorized Signatory
By: /s/ Raymond Long Sing Tang Raymond Long Sing Tang Authorized Signatory
/s/ Raymond Long Sing Tang Raymond Long Sing Tang
/s/ Jill Marie Franklin Jill Marie Franklin
/s/ Louise Mary Garbarino Louise Mary Garbarino